Exhibit 99.2

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces ND0612H Achieves Comparable Pharmacokinetics to DUODOPA® in Head-To-Head Pilot PK Comparison Trial

- Company to Proceed with Regulatory Development of ND0612H Based on PK Similarity for the Treatment of Parkinson’s Disease in EU –

- Company to Host Conference Call and Webcast Today at 8:30 a.m. ET -

REHOVOT, Israel, June 28, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced that topline results from Trial 005, a pilot, dose-finding pharmacokinetic (PK) study on healthy subjects, demonstrate that ND0612H, the company’s continuous, subcutaneously delivered levodopa/carbidopa (LD/CD) liquid formulation, achieved comparable results to a reference dose of intra-duodenally delivered LD/CD gel suspension requiring surgical intervention (DUODOPA®). Based on these results and on previous discussions with the European Regulatory Authority (EMA), the company plans to pursue regulatory development of ND0612H in the European Union (EU) based on PK similarity. The LD plasma concentrations of ND0612H in this study are in line with LD levels obtained in previous ND0612H PK studies in patients with advanced Parkinson’s disease. These results reinforce the company’s expectation that ND0612H may provide an effective alternative to currently available treatments that require surgery.

Trial 005 Design

This pilot, open label, dose finding, comparative PK study enrolled a total of 36 healthy volunteers. The first part of the study evaluated the CD concentrations in ND0612. The second part of the study included a crossover design, in which 15 subjects received the selected formulation of ND0612H and were randomized to receive two out of three doses of DUODOPA, a LD/CD intestinal gel administered to the duodenum. The DUODOPA doses were selected prior to the study based on PK modeling and simulations.

Trial 005 Objectives

The key objectives of this pilot dose-finding study were:

1.	To select the CD concentration in ND0612.
2.	To identify the dose of the reference drug (DUODOPA) that produces similar LD plasma concentrations to ND0612H.
3.	To assess the bioavailability of ND0612H relative to DUODOPA infused via a naso-jejunal tube.
4.	To study the safety and tolerability of ND0612.

Trial 005 Results

With respect to the first objective, the CD concentration in ND0612 was confirmed.

With respect to the second objective, one of the three tested doses of DUODOPA matched the selected dose of ND0612H, as was predicted by PK modeling and simulation. The company intends to test this dose in a larger, definitive, statistically powered PK similarity study that is anticipated to form the basis for its regulatory submission in the EU.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

With respect to the third objective, the AUC and Cmax of ND0612H to DUODOPA ratios were within 80-125% in the relevant comparison period. Although not an objective of this trial, the 90% confidence interval of the geometric mean ratios of the two drugs in both parameters were found to lie within the bio-equivalence range, a finding that is statistically significant (p<0.001 for AUC, p=0.015 for Cmax) and lies within regulatory authorities’ bioequivalence acceptance criteria.

With respect to the fourth objective, treatment with ND0612 did not raise safety and tolerability concerns. These results corroborate the safety and tolerability data obtained in previous studies.

35 subjects out of 36 completed the study. One subject in the first part of the trial did not complete the study for technical reasons unrelated to the test drugs.

The results of this study also show that:

1.	Selected doses of the two drugs’ LD plasma curves shapes and parameters were comparable throughout the relevant comparison period and conformed to the predictive PK discussed with EU regulatory authorities as a basis for the PK similarity development strategy.

2.	LD plasma concentrations obtained with ND0612H in this trial were in line with expectations and with levels obtained in previous studies of ND0612H in advanced Parkinson’s disease patients. This further reinforces the company’s expectation that the LD plasma concentrations achieved by ND0612H are high enough to effectively treat the majority of advanced Parkinson’s patients who would be considered candidates for either DUODOPA or Deep Brain Stimulation treatment.

3.	ND0612H LD exposure levels showed lower inter-subject variability (CV%) than DUODOPA.

4.	Administration of comparable LD doses resulted in higher total plasma exposure (AUC) from ND0612H than from DUODOPA suggesting a higher bioavailability for ND0612H.

“Trial 005 was a pilot, dose-finding PK study in 36 healthy volunteers for which no formal sample size calculation has been made. In spite of this, it yielded statistically significant positive results consistent with our expectations, demonstrating that ND0612H has a PK profile which is comparable to DUODOPA,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “We are very pleased with this outcome attesting, in our opinion, to the promise of ND0612H. Importantly, ND0612H is designed to deliver continuous LD/CD via a patient-friendly, subcutaneous delivery system. This positions ND0612H as a potentially important new alternative for advanced Parkinson’s patients who currently face onerous, highly invasive treatment options that involve surgery with its potentially serious and sometimes life-threatening complications. Data from this pilot study enables us to optimize the design of the upcoming definitive, statistically powered 009 PK comparison study, and to proceed with our PK similarity regulatory development in the EU. In 2014, the EMA confirmed in a letter that it had agreed with our proposal to conduct pharmacokinetic similarity studies comparing ND0612H and DUODOPA (using a naso-jejunal tube) in healthy volunteers. If the EMA accepts our pharmacokinetic study results as evidence that ND0612H has similar pharmacokinetic properties to DUODOPA, then the EMA may be willing to accept a reduced clinical trial data package, which should further facilitate the development and eventual approval of ND0612H, and make this potential new therapy available to patients as early as possible.”

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Regulatory Strategy

Based on the results of Trial 005 and on previous discussions held with EU regulatory authorities, the company intends to pursue a PK similarity regulatory development route in the EU for ND0612H. The results of this study, as well as the protocol of the anticipated definitive follow-on PK study on healthy volunteers, will be presented to EU authorities later this year. Such anticipated definitive PK comparison study of ND0612H and DUODOPA (Trial 009), designed to enroll 20-40 healthy volunteers treated for up to 72 hours, is aimed at achieving statistical significance and be the basis for approval in the EU.

Other Studies

The company is currently conducting two additional clinical studies:

•	A long-term safety study of ND0612H and ND0612L in Parkinson’s patients (designated Trial 012, branded “BeyoND”). This one-year, open label study will investigate the long-term safety of low- and high-dose regimens of ND0612. The study is expected to enroll a total of approximately 100 patients, including patients who are treatment naïve as well as patients who have previously completed Phase 2 and Phase 3 studies with ND0612H and/or ND0612L, of which at least 50 will be treated with the highest dose. This trial is intended to produce the long-term safety data of ND0612 that is required for a Marketing Authorization submission in the EU and a New Drug Application submission in the United States.

•	A 28-day multicenter, parallel-group, rater-blinded, randomized pilot Phase 2 study (designated 006), with a primary endpoint to assess the effect of two regimens of ND0612H on “off” time in comparison to standard LD/CD therapy (change from baseline). This study is expected to enroll a total of 36 patients with advanced Parkinson’s disease; completion is anticipated in the second half of 2016.

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the topline results of ND0612H in Trial 005. Individuals can access the webcast in the Events and Presentations section of the company’s website, by clicking here, or by dialing 844-452-2810 (U.S.) or 574-990-9831 (outside of the U.S.). The passcode is 39696058. A webcast will be archived on the website.

About ND0612H and ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution. Previously completed Phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including "off time" reductions when added to optimal oral standard of care. ND0612H, intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease. However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled. Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications. By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867